

March 22, 2016

Donald J. Straka
General Counsel
Great Western Bancorp, Inc.
100 North Phillips Avenue
Sioux Falls, South Dakota 57104

>**Re:** **Great Western Bancorp, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed March 3, 2016**
>   **File No. 333-209892**

Dear Mr. Straka:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Joint Proxy/Prospectus Cover Page

1. We note the disclosure of page 114 that if Great Western's stock price falls below a certain floor, subject to certain circumstances HF Financial would have the right to terminate the merger agreement. Please disclose on the cover page that HF may terminate the merger agreement if Great Western's stock price drops below the floor price and underperforms the SNL Mid Cap U.S. Bank Index by more than 20%, pursuant to the formula discussed on page 114.

Material United States Income Tax Consequences

Tax Consequences of the Merger Generally, page 140

2. Please remove the assumption in the last sentence of the first paragraph that the "remainder of this discussion assumes that the merger will qualify as a reorganization . . . ."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jessica Livingston at 202-551-3448 or me at 202-551-3391 with any questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Financial Services

cc: Gregory P. Page, Esq. (e-mail)